Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
September 30, 2023
and report on review

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries ("Company") as at September 30, 2023 and the related interim condensed consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, November 13, 2023

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2023 In thousands of Brazilian Reais

Assets	Note	September 30, 2023	December 31, 2022

Cash		3,821,699	3,553,126

Financial assets		214,837,814	177,681,987

Fair value through profit or loss		120,853,702	96,730,159
Securities	4	101,038,694	87,513,004
Derivative financial instruments	5	19,815,008	9,217,155

Fair value through other comprehensive income		38,486,172	34,478,668
Securities	4	38,486,172	34,478,668

Evaluated at amortized cost		55,497,940	46,473,160
Securities	4	6,174,973	9,272,103
Securities purchased under agreements to resell	3	12,251,986	7,603,820
Securities trading and intermediation	9	3,569,085	3,271,000
Accounts receivable		620,008	597,887
Loan operations	7	26,645,487	22,211,161
Other financial assets	15	6,236,401	3,517,189

Other assets		7,585,713	5,760,811
Recoverable taxes		301,890	163,248
Rights-of-use assets	12	203,552	258,491
Prepaid expenses	8	4,400,808	4,240,107
Other		2,679,463	1,098,965

Deferred tax assets	17	2,022,609	1,611,882
Investments in associates and joint ventures	11	2,260,841	2,271,731
Property and equipment	12	347,659	310,894
Goodwill and Intangible assets	12	2,550,984	844,182

Total assets		233,427,319	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2023 In thousands of Brazilian Reais

Liabilities and equity	Note	September 30, 2023	December 31, 2022

Financial liabilities		158,536,984	127,708,578

Fair value through profit or loss		32,888,077	22,134,674
Securities	4	14,342,482	13,529,265
Derivative financial instruments	5	18,545,595	8,605,409

Evaluated at amortized cost		125,648,907	105,573,904
Securities sold under repurchase agreements	3	39,517,091	31,790,091
Securities trading and intermediation	9	17,062,044	16,062,697
Financing instruments payable	13	53,093,731	43,683,629
Accounts payables		603,789	617,394
Borrowings	14	1,259,822	1,865,880
Other financial liabilities	15	14,112,430	11,554,213

Other liabilities		54,793,152	47,172,782
Social and statutory obligations		711,123	968,119
Taxes and social security obligations		488,388	365,419
Retirement plans liabilities	16	53,279,708	45,733,815
Provisions and contingent liabilities	20	109,595	43,541
Other		204,338	61,888

Deferred tax liabilities	17	73,982	111,043

Total liabilities		213,404,118	174,992,403

Equity attributable to owners of the Parent company	18	20,013,943	17,035,735
Issued capital		25	24
Capital reserve		18,745,482	19,156,382
Other comprehensive income(loss)		106,650	(133,909)
Treasury shares		(117,117)	(1,986,762)
Retained earnings		1,278,903	-

Non-controlling interest		9,258	6,475

Total equity		20,023,201	17,042,210

Total liabilities and equity		233,427,319	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the nine and three months period ended September 30, 2023, and 2022

In thousands of Brazilian Reais, except earnings per share

		Nine months period ended September 30,		Three months period ended September 30,
	Note	2023	2022	2023	2022

Net revenue from services rendered	21	4,651,223	4,375,806	1,822,475	1,558,302
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	1,261,859	1,131,100	141,716	563,461
Net income/(loss) from financial instruments at fair value through profit or loss	21	4,901,451	4,663,766	2,167,729	1,498,562
Total revenue and income		10,814,533	10,170,672	4,131,920	3,620,325

Operating costs	22	(3,230,253)	(2,799,646)	(1,121,583)	(976,920)
Selling expenses	23	(110,016)	(91,141)	(49,812)	(32,649)
Administrative expenses	23	(3,914,035)	(4,273,233)	(1,544,184)	(1,502,793)
Other operating income (expenses), net	24	25,079	22,329	(18,293)	29,257
Expected credit losses	10	(237,331)	(56,042)	(114,782)	(28,205)
Interest expense on debt		(450,570)	(252,683)	(135,318)	(127,519)
Share of profit (loss) in joint ventures and associates	11	43,812	(13,648)	9,431	1,425

Income before income tax		2,941,219	2,706,608	1,157,379	982,921

Income tax credit (expense)	17	(81,842)	91,102	(70,790)	47,957

Net income for the period		2,859,377	2,797,710	1,086,589	1,030,878

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(22,284)	(12,269)	23,008	9,904
Gains (losses) on net investment hedge		20,139	7,555	(22,064)	(7,283)
Changes in the fair value of financial assets at fair value through other comprehensive income		223,462	238,547	(178,019)	263,249

Other comprehensive income (loss) for the period, net of tax		221,317	233,833	(177,075)	265,870

Total comprehensive income for the period		3,080,694	3,031,543	909,514	1,296,748

Net income attributable to:
Owners of the parent company		2,856,525	2,796,101	1,086,152	1,030,746
Non-controlling interest		2,852	1,609	437	132

Total comprehensive income attributable to:
Owners of the parent company		3,077,842	3,029,934	909,077	1,296,616
Non-controlling interest		2,852	1,609	437	132

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	5.3195	5.0122	1.9873	1.8548
Diluted earnings per share	26	5.2813	4.8566	1.9620	1.7977

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of changes in equity

For the nine and three months period ended September 30, 2023, and 2022

In thousands of Brazilian Reais, except earnings per share

			Attributable to owners of the parent
			Capital reserve

	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury Shares	Total	Non-Controlling interest	Total Equity

Balances as of December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the period
Net income for the period		-	-	-	-	2,796,101	-	2,796,101	1,609	2,797,710
Other comprehensive income, net		-	-	-	233,833	-	-	233,833	-	233,833
Transactions with shareholders - contributions and distributions
Share based plan	25	-	-	460,734	-	-	-	460,734	490	461,224
Other changes in equity, net		-	-	-	(8,394)	-	-	(8,394)	(160)	(8,554)
Private issuance of shares		1	74,905	-	-	-	-	74,906	-	74,906
Treasury shares		-	-	-	-	-	(509,115)	(509,115)	-	(509,115)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(1,712)	(1,712)
Balances as of September 30, 2022		24	6,896,081	8,562,873	(109,124)	2,796,101	(681,054)	17,464,901	3,020	17,467,921

Balances as of December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the period
Net income for the period		-	-	-	-	2,856,525	-	2,856,525	2,852	2,859,377
Other comprehensive income, net		-	-	-	221,317	-	-	221,317	-	221,317
Transactions with shareholders - contributions and distributions
Share based plan	25	-	30,088	247,191	-	-	-	277,279	946	278,225
Other changes in equity, net		-	-	-	19,242	-	-	19,242	293	19,535
Private issuance of shares	18	1	1,886,172	211,153	-	-	-	2,097,326	-	2,097,326
Treasury shares	18	-	-	(2,785,504)	-	-	1,869,645	(915,859)	-	(915,859)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	(1,577,622)	-	(1,577,622)	(1,308)	(1,578,930)
Balances as of September 30, 2023		25	8,902,707	9,842,775	106,650	1,278,903	(117,117)	20,013,943	9,258	20,023,201

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of cash flows

For the nine and three months period ended September 30, 2023, and 2022

In thousands of Brazilian Reais, except earnings per share

		Nine months ended September 30,
	Note	2023	2022
Operating activities
Income before income tax		2,941,219	2,706,608

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	80,185	83,613
Amortization of intangible assets	12	89,746	76,648
Loss on write-off of right of use assets, property, equipment and intangible assets and lease, net	12	49,425	3,177
Share of profit or (loss) in joint ventures and associates	11	(43,812)	13,648
Expected credit losses on financial assets		237,331	56,042
Income from share in the net income of associates measured at fair value	11	3,410	(74,005)
Provision for contingencies, net	20	26,807	7,301
Net foreign exchange differences		(264,525)	(193,361)
Share based plan	25	278,225	461,224
Interest accrued		448,228	279,852
(Gain) / Loss on the disposal of investments	11	26,367	-

Changes in assets and liabilities
Securities (assets and liabilities)		(10,686,644)	(22,518,320)
Derivative financial instruments (assets and liabilities)		(689,347)	(2,330,757)
Securities trading and intermediation (assets and liabilities)		692,601	(2,809,615)
Securities purchased (sold) under resale (repurchase) agreements		3,988,038	7,744,496
Accounts receivable		23,638	(132,112)
Loan operations		(3,557,417)	(7,601,787)
Prepaid expenses		40,177	(213,571)
Other assets and other financial assets		(3,769,115)	(1,963,291)
Accounts payable		(18,085)	(346,139)
Financing instruments payable		4,587,411	15,279,083
Social and statutory obligations		(308,312)	(394,322)
Tax and social security obligations		119,215	(167,160)
Retirement plans liabilities		7,545,893	10,792,833
Other liabilities and other financial liabilities		2,575,401	1,990,809

Cash from/(used in) operations		4,416,060	750,894

Income tax paid		(335,003)	(351,932)
Contingencies paid	20	(2,642)	(1,580)
Interest paid		(80,029)	(109,226)
Net cash flows (used in) from operating activities		3,998,386	288,156

Investing activities
Acquisition of property and equipment	12	(66,977)	(33,528)
Acquisition of intangible assets	12	(182,796)	(15,618)
Cash acquired in business combination		770,887	-
Acquisition of subsidiaries, net of cash acquired		-	(35,183)
Acquisition of associates and joint ventures	11	-	(209,562)
Disposal of investments	11	29,589	-
Net cash flows used in investing activities		550,703	(293,891)

Financing activities
Acquisitions of borrowings	30	1,252,828	-
Acquisition of treasury shares	18(c)	(915,859)	(509,115)
Issuance of debt securities	30	373,481	1,890,500
Payments of borrowings and lease liabilities	30	(1,907,948)	(75,982)
Payment of debt securities in issue	30	(38,619)	(175,999)
Dividends paid	18	(1,577,622)	-
Transactions with non-controlling interests		293	(160)
Dividends paid to non-controlling interests		(1,308)	(1,712)
Net cash flows from (used in) financing activities		(2,814,754)	1,127,532

Net increase in cash and cash equivalents		1,734,335	1,121,797
Cash and cash equivalents at the beginning of the period		4,967,480	3,751,861
Effects of exchange rate changes on cash and cash equivalents		(12,304)	28,368
Cash and cash equivalents at the end of the period		6,689,511	4,902,026
Cash		3,821,699	2,601,041
Securities purchased under agreements to resell	3	1,719,000	1,748,737
Bank deposit certificates	4	207,813	250,248
Other deposits at Central Bank		940,999	302,000

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 66.60% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of September 30, 2023, were approved by the Board of Director’s meeting on November 13, 2023.

1.1	Share buy-back program

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

On November 4, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

The repurchase limit of R$2.0 billion has been reached on March 31, 2023, and, therefore, the share buy-back program has terminated. At the end of the share buy-back program, the company repurchased 25,037,192 shares (equivalent to R$ 2,059 million or US$ 394 million), which were acquired at an average price of US$ 15.76 per share, with prices ranging from US$ 10.69 to US$ 24.85.

1.2	Share purchase agreement with Itaú

On June 8, 2022, XP signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$ 117 million), or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022, to third parties. These shares are held in treasury.

On November 10, 2022, XP signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$ 562 million), or U$19.10 per share (R$ 102.14 per share). XP utilized its existing cash to fund this share repurchase.

Those transactions are not part of the share buy-back program (Note 1.1) announced by XP on May 11, 2022.

1.3	Cancellation of treasury shares

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares (5.6% of total issued shares, on this date) held by the Company in treasury. Total issued shares count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

1.4	Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.

On July 10, 2023, XP Inc. announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A. originally expected to continue until October 2026. As the main result of the termination, Iupar Group will no longer have the right to nominate members to XP Inc’s board of directors, which was reduced from 11 to 9 members.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

1.5	Corporate reorganization

In order to improve corporate structure, Group's capital and cash management, XP Inc is conducting entity reorganizations, as follows:

i) Inversion of financial institutions in Brazil. At the end of the reorganization XP CCTVM will become a wholly owned subsidiary of Banco XP. As of September 30, 2023, the transaction is still subject to approval by the Central Bank of Brazil.

ii) Reorganization of international operations. The entities XP Holding US and XP Holding UK, which are no longer wholly owned subsidiaries of XP Investimentos S.A. and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.

No material impacts on Group’s financial position and results of operations are expected due to the previously described corporate reorganization.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of September 30, 2023, and the unaudited interim condensed consolidated statements of income and comprehensive income, changes in equity and cash flow for the nine months period ended September, 2023 and 2022 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2022	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Those amendments or standards apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group:

IFRS 17 – Insurance Contracts: The group evaluated the impacts of applying this standard and concluded that it is not material to its current operations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Amendments to IAS 1 – Presentation of Financial Statements: Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements.

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement.

Amendments to IAS 12 – Income Taxes: Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is not applicable to lease operations.

c)	Basis of consolidation

There were no changes since December 31, 2022, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet, respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction of the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates and joint ventures measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the fund meets the definition of a venture capital organization, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

d)	Business combinations and other developments

a)	Business combinations

(i)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022, and the acquisition is not considered material for XP Inc. interim consolidated financial statements. The total consideration R$65,353, which have been fully settled, was composed of: i) R$52,416 paid in cash and ii) R$12,937 as a fair value of the contingent consideration. The purchase price was mostly allocated to goodwill (R$ 60,037 – see Note 12), representing the value of expected synergies arising from the acquisition.

In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

(ii) BTR Benefícios e Seguros

On August 15, 2022, the Group exercised its call options over the equity of BTR Benefícios e Seguros (“BTR”) which allowed the Group to acquire up to 100% of the total share of BTR Benefícios e Seguros. This acquisition allows the Group to further strengthen its operations on the Health and Benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as it represents, in Brazil, one of the largest costs to most companies. The closing occurred on October 3, 2022, and the total consideration paid, in cash, was R$1,254. This acquisition is not considered material for XP Inc. consolidated financial statements.

(iii) Banco Modal S.A.

On January 6, 2022, XP Inc entered into a binding agreement to acquire up to 100% of Banco Modal's total shares, in a non-cash equity exchange transaction.

The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of 704,200,000 issued shares of Banco Modal S.A. Under the terms of this transaction, on the closing date, Banco Modal's former shareholders received 18,717,771 of newly issued XP Inc's BDRs at the price of R$ 112.05 per unit of BDRs, paid in consideration for the acquisition of 100% of Banco Modal's shares. This quantity of BDRs reflects the initial consideration of 19.5 million BDRs adjusted for the interest on equity amount of R$ 82,052, distributed by Banco Modal between the signing date of the binding agreement and the closing date of the transaction.

On the settlement date with Banco Modal's former shareholders, the transaction was recorded in accordance with Banco Modal's equity fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR's at the closing date for an amount of R$ 2,097,326. The goodwill is R$ 1,232,547 and is attributable to the workforce and the high profitability of the acquired business.

The table below shows, on the closing date of the transaction, the fair value attributed to each of the identified intangible assets not recorded in the acquiree's balance sheet, as well as the fair value measurement method and their useful lives:

Identified assets at the acquisition date	Amount	Method	Expected useful life
Retail client portfolio	169,828	Multi-Period Excess Earnings	6 years, 11 months
Institutional client portfolio	51,629	Multi-Period Excess Earnings	4 years, 6 months
Core deposits	134,273	With and Without	9 years, 6 months
Trademarks	29,909	Relief-from-Royalty	5 years
Softwares	4,311	Cost Approach	5 years
Total	389,950

For the period from July 1, 2023 to September 30, 2023, Banco Modal contributed R$ 20,613 to XP Inc's net income and R$ 149,747 to XP Inc's net revenues. If the acquisition date was on the beginning of the reporting period, XP Inc's combined net income and revenue for the nine months period ended September 30, 2023, would be R$ 2,555,445 and R$ 10,842,304, respectively.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the fair value of the net assets acquired and the preliminary allocation of the purchase price consideration (including goodwill arising on the acquisition), as well as the impacts on the Group's cash flows:

Fair value of net assets acquired	July 1, 2023
Assets
Cash and cash equivalents	770,887
Financial assets	4,295,122
Investments in associates and joint ventures	765
Property and equipment	39,532
Intangible assets	67,663
Other assets	751,682
Total assets	5,925,651

Liabilities
Financial liabilities	4,667,146
Other liabilities	783,675
Total liabilities	5,450,822
Net assets at fair value	474,829

Identified assets
Client portfolios	221,457
Core deposits	134,273
Trademarks	29,909
Software	4,311
Total identified assets	864,779

Preliminary goodwill
Purchase consideration transferred	2,097,326
(Less) fair value of identified assets	(864,779)
Goodwill	1,232,547

Analysis of cash flow on acquisition
Net cash acquired with the subsidiary	770,887
Issuance of shares – XP Inc (non-cash)	-
Net of cash flow on acquisition (investing activities)	770,887

b)	Other developments

(i) SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company.

On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.

Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.

The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(ii)	Termination of XTAGE client operations

On October 18, 2023, XP Inc announced the termination of XTAGE's operations, which is scheduled to take place on December 15, 2023. XTAGE's operations are not considered material to the Group. After termination, XP Inc's customers can continue to have exposure to digital assets through funds (including Exchange-traded Funds, ETFs) regulated by the Brazilian securities commission (CVM).

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2022.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)     Securities purchased under resale agreements

	September 30, 2023	December 31, 2022
Collateral held	1,941,284	834,975
National Treasury Notes (NTNs) (i)	1,418,174	645,188
Financial Treasury Bills (LFTs) (i)	43,456	-
Debentures (ii)	114,145	84,065
Real Estate Receivable Certificates (CRI) (ii)	202,421	82,633
Other	163,088	23,089

Collateral repledged	10,313,956	6,771,526
National Treasury Bills (LTNs) (i)	-	227,713
National Treasury Notes (NTNs) (i)	2,672,346	2,842,159
Financial Treasury Bills (LFTs) (i)	1,500,214	-
Debentures (ii)	2,637,732	929,346
Real Estate Receivable Certificates (CRIs) (ii)	2,516,420	2,019,639
Agribusiness Receivables Certificates (CRAs) (ii)	133,476	101,091
Agribusiness Credit Bill (LCAs) (ii)	-	171,730
Interbank Deposits Certificates (CDIs) (ii)	344,742	-
Other	509,026	479,848

Expected Credit Loss (iii)	(3,254)	(2,681)

Total	12,251,986	7,603,820

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds.

(ii) Refers to corporate debt assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of September 30, 2023, securities purchased under resale agreements were carried out at average interest rates of 11.76% p.a. (13.65% p.a. as of December 31, 2022).

As of September 30, 2023, the amount of R$ 1,719,000 (December 31, 2022 - R$ 646,478), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	September 30, 2023	December 31, 2022
National Treasury Bills (LTNs)	3,186,421	8,569,145
National Treasury Notes (NTNs)	19,820,683	12,347,218
Financial Treasury Bills (LFTs)	1,889,299	533,509
Debentures	4,543,392	1,831,846
Real Estate Receivables Certificates (CRIs)	8,662,411	6,471,410
Financial Credit Bills (LFs)	708,211	1,111,890
Agribusiness Receivables Certificates (CRAs)	706,674	925,073
Total	39,517,091	31,790,091

As of September 30, 2023, securities sold under repurchase agreements were agreed with average interest rates of 12.98% p.a. (December 31, 2022 – 13.65% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				September 30, 2023				December 31, 2022
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss

Available portfolio	100,993,988	101,038,694	47,851,968	53,186,726	86,273,732	86,336,920	40,648,295	45,688,625
Brazilian onshore sovereign bonds	34,400,337	34,549,725	32,431,057	2,118,668	25,262,407	25,127,998	22,799,302	2,328,696
Investment funds	52,046,550	52,046,549	2,164,190	49,882,359	42,274,069	42,274,069	2,389,131	39,884,938
Stocks issued by public-held company	4,489,126	4,489,126	4,141,437	347,689	5,494,957	5,494,957	5,155,761	339,196
Debentures	2,790,291	2,637,028	2,205,113	431,915	5,013,524	4,990,882	2,768,843	2,222,039
Structured notes	120,336	154,067	154,067	-	243,790	285,560	285,560	-
Bank deposit certificates (ii)	639,183	627,310	627,310	-	525,778	541,294	523,859	17,435
Agribusiness receivables certificates	725,809	716,452	716,452	-	1,998,287	1,984,686	1,964,977	19,709
Real estate receivables certificates	1,719,301	1,707,372	1,707,372	-	1,799,625	1,803,111	1,800,671	2,440
Financial credit bills	408,877	446,821	40,726	406,095	663,589	738,028	16,981	721,047
Real estate credit bill	154,257	154,580	154,580	-	2,299,236	2,302,124	2,302,124	-
Agribusiness credit bills	389,479	384,077	384,077	-	254,300	256,129	256,129	-
Commercial notes	805,219	857,162	857,162	-	334,568	348,025	292,705	55,320
Others (iv)	2,305,223	2,268,425	2,268,425	-	698,470	794,211	641,086	153,125
Investments held in trust accounts	-	-	-	-	1,176,084	1,176,084	1,176,084	-
US government bonds (iii)	-	-	-	-	1,176,084	1,176,084	1,176,084	-
Total	100,993,988	101,038,694	47,851,968	53,186,726	87,449,816	87,513,004	41,824,379	45,688,625

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of September 30, 2023, those assets represent R$ 193,501 (December 31, 2022 - R$183,732).

(ii)	Bank deposit certificates include R$ 207,813 (December 31, 2022 – R$252,877) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement. See note 2 (d)(b)(i).

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Securities at fair value through other comprehensive income are presented in the following table:

	September 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	35,974,645	35,821,669	33,532,740	32,931,403
Brazilian offshore sovereign bonds	-	-	1,379,129	1,321,258
Foreign sovereign bonds	2,627,473	2,664,503	-	-
Corporate bonds	-	-	238,730	226,007
Total	38,602,118	38,486,172	35,150,599	34,478,668

b)	Securities evaluated at amortized cost are presented in the following table:

	September 30, 2023		December 31, 2022
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	3,662,935	3,659,176	5,835,971	5,834,628
Foreign sovereign bonds	-	-	1,743,688	1,742,311
Rural product note	610,626	610,384	507,131	506,927
Commercial notes	1,906,410	1,905,413	1,188,237	1,188,237
Total	6,179,971	6,174,973	9,275,027	9,272,103

(i) Includes expected credit losses in the amount of R$ 4,998 (December 31, 2022 – R$2,924). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

c)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	September 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities	13,886,608	13,886,608	13,048,246	13,048,246

d)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	September 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	589,383	455,874	567,838	481,019

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the nine months period ended September 30, 2023, and 2022.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of September 30, 2023, for instruments for which the fair value option has been elected.

			September 30, 2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	589,383	455,874	(133,509)

e)	Securities classified by maturity:

		Assets		Liabilities
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Financial assets
At fair value through PL and at OCI
Current	96,276,364	73,569,049	13,886,607	13,048,246
Non-stated maturity	56,267,523	49,001,359	13,886,607	13,048,246
Up to 3 months	29,573,326	18,739,708	-	-
From 4 to 12 months	10,435,515	5,827,982	-	-

Non-current	43,248,502	48,422,623	455,875	481,019
After one year	43,248,502	48,422,623	455,875	481,019

Evaluated at amortized cost
Current	3,819,854	7,952,328	-	-
Up to 3 months	9,855	3,327,313	-	-
From 4 to 12 months	3,809,999	4,625,015	-	-

Non-current	2,355,119	1,319,775	-	-
After one year	2,355,119	1,319,775	-	-

Total	145,699,839	131,263,775	14,342,482	13,529,265

The reconciliation of expected loss to financial assets at amortized cost – securities segregated by stages is demonstrated in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,263,704,106	7,013,848	89	1,616,676	2,759,120	2,638,052
Swap contracts	222,234,131	3,433,806	9	400,195	276,974	2,756,637
Forward contracts	51,978,867	8,750,850	2	7,233,271	212,686	1,304,893
Future contracts	7,148,038	616,504	-	105,530	385,265	125,709
Total	2,545,065,143	19,815,008	100	9,355,672	3,634,045	6,825,291

Liabilities
Options	2,205,051,357	8,738,756	86	723,594	2,653,937	5,361,225
Swap contracts	225,013,220	2,315,402	9	370,702	1,335,943	608,757
Forward contracts	103,833,614	7,447,278	4	7,015,096	212,581	219,601
Future contracts	17,605,614	44,159	1	29,167	3,017	11,975
Total	2,551,503,804	18,545,595	100	8,138,559	4,205,478	6,201,558

	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Swap contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Forward contracts	16,058,162	549,953	1	352,796	132,119	65,038
Future contracts	34,679,065	296,249	3	73,621	222,628	-
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Swap contracts	13,755,838	839,421	1	44,526	261,669	533,226
Forward contracts	13,548,954	511,167	1	150,119	224,932	136,116
Future contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	-	6,301	-	-
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp. See note 2 (d)(b)(i).

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

a)     Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc. The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2023
Foreign exchange risk
Hedge of net investment in foreign operations	472,870	-	(20,139)	467,849	22,242
Total	472,870	-	(20,139)	467,849	22,242

December 31, 2022
Foreign exchange risk
Hedge of net investment in foreign operations	395,564	-	(17,281)	414,043	18,480
Total	395,564	-	(17,281)	414,043	18,480

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities. The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2023
Interest rate and foreign exchange risk
Structured notes	-	14,755,798	(366,523)	14,847,814	365,568
Issued bonds	-	3,556,685	116,754	3,411,023	(153,251)
Fixed income bonds	1,501,868	-	81,378	1,509,832	(74,594)
Total	1,501,868	18,312,483	(168,391)	19,768,669	137,723

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
December 31, 2022
Interest rate and foreign exchange risk
Structured notes	-	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	-	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	-	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)

c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2023
Market price risk
Long term incentive plan taxes	-	444,083	(46,981)	446,861	45,797
Total	-	444,083	(46,981)	446,861	45,797
December 31, 2022
Market price risk
Long term incentive plan taxes	-	262,756	346,900	261,818	(348,248)
Total	-	262,756	346,900	261,818	(348,248)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

					September 31, 2022
Hedge Instruments	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Futures	19,542,748	1,501,868	18,070,445	148,952	(26,752)
Foreign exchange risk
Futures	693,769	472,870	242,038	11,013	(1,812)
Market price risk
Swaps	446,861	-	444,083	45,797	(1,184)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

					December 31, 2022
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	-	262,756	(348,248)	(1,348)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	September 30, 2023			December 31, 2022
Strategies	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of fair value	19,768,669	137,723	(168,391)	17,887,369	(932,486)	887,138
Hedge of net investment in foreign operations	467,849	22,242	(20,139)	414,043	18,480	(17,252)
Hedge of cash flow	446,861	45,797	(46,981)	261,818	(348,248)	346,900
Total	20,683,379	205,762	(235,511)	18,563,230	(1,262,254)	1,216,786

The table below shows the breakdown notional value by maturity of the hedging strategies:

	September 30, 2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	410,950	3,264,937	5,923,184	6,342,558	2,875,727	939,816	11,497	19,768,669
Hedge of net investment in foreign operations	435,069	32,780	-	-	-	-	-	467,849
Hedge of cash flow	101,231	345,630	-	-	-	-	-	446,861
Total	947,250	3,643,347	5,923,184	6,342,558	2,875,727	939,816	11,497	20,683,379

						December 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	-	17,887,369
Hedge of net investment in foreign operations	381,958	-	32,085	-	-	-	-	414,043
Hedge of cash flow	261,818	-	-	-	-	-	-	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	-	18,563,230

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	September 30, 2023	December 31, 2022
Pledged asset loan	23,577,597	20,198,764
Retail	12,171,132	10,932,086
Companies	6,762,345	5,311,675
Credit card	4,644,120	3,955,003
Non-pledged loan	3,324,673	2,061,774
Retail	408,552	309,468
Companies	721,931	546,678
Credit card	2,194,190	1,205,628
Total loans operations	26,902,270	22,260,538
Expected Credit Loss (Note 10)	(256,783)	(49,377)
Total loans operations, net of Expected Loss	26,645,487	22,211,161

By maturity	September 30, 2023	December 31, 2022
Overdue by 1 day or more	218,829	69,855
Due in 3 months or less	6,385,085	2,427,127
Due after 3 months through 12 months	4,152,477	7,211,321
Due after 12 months	16,145,879	12,552,235
Total loans operations	26,902,270	22,260,538
By concentration
	September 30, 2023	December 31, 2022
Largest debtor	828,918	814,284
10 largest debtors	3,176,489	2,458,714
20 largest debtors	4,361,443	3,241,494
50 largest debtors	5,985,340	4,484,877
100 largest debtors	7,463,939	5,615,708

XP Inc offers loan products through Banco XP to its customers. The majority of the loan products offered are collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

8.	Prepaid expenses

	September 30, 2023	December 31, 2022
Commissions and premiums paid in advance (a)	4,032,782	3,863,986
Marketing expenses	22,310	16,893
Services paid in advance	56,526	48,775
Other expenses paid in advance	289,190	310,453
Total	4,400,808	4,240,107

Current	875,001	789,609
Non-current	3,525,807	3,450,498

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	September 30, 2023	December 31, 2022
Cash and settlement records	1,174,352	1,394,451
Debtors pending settlement	2,495,815	1,980,341
Other	11,748	1,387
(-) Expected losses on Securities trading and intermediation (a)	(112,830)	(105,179)
Total Assets	3,569,085	3,271,000

Cash and settlement records	205,040	171,659
Creditors pending settlement	4,101,371	2,401,828
Customer’s cash on investment account	12,755,633	13,489,210
Total Liabilities	17,062,044	16,062,697

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of September 30, 2023:

			September 30, 2023
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	38,486,172	(8,088)	38,486,172
Financial assets amortized cost
Low credit risk simplification
Securities (i) (viii)	6,179,971	(4,998)	6,174,973
Securities purchased under agreements to resell (i)	12,255,240	(3,254)	12,251,986
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii) (viii)	26,902,270	(240,231)	26,662,039
Simplified approach
Securities trading and intermediation	3,681,915	(112,830)	3,569,085
Accounts receivable	668,213	(48,205)	620,008
Other financial assets	6,286,377	(49,976)	6,236,401

Total losses for on-balance exposures	94,460,158	(467,582)	94,000,664

Off-balance exposures (v)	8,166,048	(16,552)	8,149,496

Total exposures	102,626,206	(484,134)	102,150,160

(i)	Financial assets considered in Stage 1,

(ii)	As of September 30, 2023, are presented in Stage 1: Gross amount of R$ 24,886,627 and ECL of R$ 58,108; Stage 2: Gross amount of R$ 1,854,864 and ECL of R$ 62,712; Stage 3: Gross amount of R$ 160,779 and ECL of R$ 119,412, respectively.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(iii)	Gross amount: As of September 30, 2023 there were transfers between Stage 1 to Stage 2 of R$ 1,401,037; Stage 1 to Stage 3 of R$ 117,455; Stage 2 to Stage 1 of R$ 475,493; Stage 2 to Stage 3 of R$ 32,819; Stage 3 to Stage 1 of R$ 15 and Stage 3 to Stage 2 of R$ 100.

(iv)	Expected credit loss: As of September 30, 2023 there were transfers between Stage 1 to Stage 2 of R$ 49,451; Stage 1 to Stage 3 of R$ 80,781; Stage 2 to Stage 1 of R$ 1,316; Stage 3 to Stage 1 of R$ 1; Stage 2 to Stage 3 of R$ 28,759 and Stage 3 to Stage 2 of R$ 17.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 8,087 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii)	During the nine months period ended September 30, 2023, there was R$ 70,443 of write-off.

			December 31, 2022
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	35,150,599	(8,077)	35,142,522
Financial assets amortized cost
Low credit risk simplification
Securities (i)	9,275,027	(2,924)	9,272,103
Securities purchased under agreements to resell (i)	7,606,501	(2,681)	7,603,820
Three stage model
Loans and credit card operations (ii) (iii)(iv)	21,168,048	(43,149)	21,124,899
Simplified approach
Securities trading and intermediation	3,376,179	(105,179)	3,271,000
Accounts receivable	632,673	(34,786)	597,887
Other financial assets	3,568,298	(51,109)	3,517,189

Total losses for on-balance exposures	80,777,325	(247,905)	80,529,420

Off-balance exposures (credit card limits) (v)	4,759,298	(6,228)	4,753,070
Other off-balance exposures	-	(15,214)	(15,214)

Total exposures	85,536,623	(269,347)	85,267,276

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2022, are presented in Stage 1: Gross amount of R$ 21,168,048 and ECL of R$ 21,312; Stage 2: Gross amount of R$ 1,073,170 and ECL of R$ 7,656; Stage 3: Gross amount of R$ 19,319 and ECL of R$ 14,181, respectively.

(iii)	As of December 31, 2022 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 945,055; Stage 1 to Stage 3 of R$ 12,373; Stage 2 to Stage 1 of R$ 449,698; Stage 2 to Stage 3 of R$ 6,642; Stage 3 to Stage 1 of R$ 5 and Stage 3 to Stage 2 of R$ 5.

(iv)	As of December 31, 2022, there were transfers between ECL Stage 1 to Stage 2 of R$ 6,940; Stage 1 to Stage 3 of R$ 8,624; Stage 2 to Stage 1 of R$ 1,091 and Stage 2 to Stage 3 of R$ 5,308.

(v)	As of December 31, 2022, there were no transfers between stages.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of September 30, 2023, and December 31, 2022.

Entity	December 31, 2022	Changes in Equity (iii)	Equity in earnings / Fair value	Other comprehensive income	September 30, 2023
Equity-accounted method
Associates (i.a)	748,306	(10,793)	43,812	263	781,588
Measured at fair value
Associates (ii)	1,523,425	(40,762)	(3,410)	-	1,479,253
Total	2,271,731	(51,555)	40,402	263	2,260,841

Entity	December 31, 2021	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	September 30, 2022
Equity-accounted method
Associates	790,744	(24,257)	(12,604)	(797)	753,086
Joint ventures	1,197	1,073	(1,044)	(31)	1,195
Measured at fair value
Associates (ii)	1,221,424	365,179	74,005	-	1,660,608
Total	2,013,365	341,995	60,357	(828)	2,414,889

(i) As of September 30, 2023, and December 31, 2022, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on September 30, 2023, and December 31, 2022); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on September 30, 2023 and 29.26% on December 31, 2022); Novus Capital Gestora de Recursos Ltda. (27.5% of the total and voting capital on September 30, 2023) and NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on September 30, 2023, and December 31, 2022).

(ii) As mentioned in Note 2 (c)(iii), the Group valued the investments held through our investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss.

(iii) During the nine months period ended September 30, 2023, includes total or partial disposal of investments in Grimper Capital, BlueMacaw and OHM Research.

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2022	313,964	820,975
Additions	33,528	15,618
Business combination	-	60,037
Write-offs	(1,179)	(1,998)
Transfers	(15,018)	-
Foreign exchange	(283)	(3,147)
Depreciation / amortization in the period	(23,201)	(76,648)
As of September 30, 2022	307,811	814,837
Cost	392,022	1,097,103
Accumulated depreciation / amortization	(84,211)	(282,266)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

As of January 1, 2023	310,894	844,182
Additions	27,445	131,989
Business combination (i)	39,532	1,690,160
Write-offs	(831)	(27,140)
Foreign exchange	69	1,539
Depreciation / amortization in the period	(29,450)	(89,746)
As of September 30, 2023	347,659	2,550,984
Cost	527,472	2,807,161
Accumulated depreciation / amortization	(179,813)	(256,177)

(i) Related to fair value of identifiable assets and goodwill arising from the business combination with Banco Modal (Note 2(d)(a)(iii)).

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of September 30, 2023, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2022	284,509	318,555
Additions (i)	30,998	31,086
Depreciation expense	(60,412)	-
Interest expense	-	16,717
Revaluation	8,662	(89)
Effects of exchange rate	(2,911)	(3,052)
Payment of lease liabilities	-	(73,921)
As of September 30, 2022	260,846	289,296
Current	-	70,562
Non-current	260,846	218,734

As of January 1, 2023	258,491	285,637
Additions (i)	2,909	2,909
Depreciation expense	(50,735)	-
Business combination (Note 2(d)(a)(iii))	17,493	19,802
Write-off	(21,454)	-
Interest expense	-	17,912
Revaluation	803	-
Effects of exchange rate	(3,955)	(4,123)
Payment of lease liabilities	-	(95,813)
As of September 30, 2023	203,552	226,324
Current	48,866	28,850
Non-current	154,686	197,474

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

The Group did not recognize rent expense from short-term leases and low-value assets for the nine-month periods ended September 30, 2023, and 2022 and for the three months period ended September 30, 2023, and 2022. The total rent expense for the nine-month periods ended September 30, 2023 of R$ 20,148 (R$9,355 – September 30, 2022) and for the three month periods ended September 30, 2023 of R$ 11,585 (R$5,322 – September 30, 2022) includes other expenses related to leased offices such as condominiums.

13.	Financing Instruments Payable

	September 30, 2023	December 31, 2022

Market funding operations (a)	47,039,876	38,093,772
Deposits	22,634,528	20,261,532
Demand deposits	1,732,031	803,031
Time deposits	20,551,994	19,445,276
Interbank deposits	350,503	13,225
Financial bills	7,811,965	5,675,596
Structured notes	16,241,251	12,109,576
Others	352,132	47,068
Debt securities (b)	6,053,855	5,589,857
Debentures	2,656,003	2,028,681
Bond	3,397,852	3,561,176
Total	53,093,731	43,683,629

Current	18,195,324	19,794,572
Non-current	34,898,407	23,889,057

(a)	Market funding operations maturity

Maturity - September 30, 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,732,031	-	-	-	-	-	1,732,031
Time deposits	2,728,716	2,675,060	1,547,959	2,123,360	2,614,317	8,862,582	20,551,994
Interbank deposits	-	-	100,825	-	72,287	177,391	350,503
Financial bills	176,147	-	171,827	162,222	1,672,423	5,629,346	7,811,965
Structured notes	19,409	75,678	35,670	57,840	198,410	15,854,244	16,241,251
Others	83,179	29,742	6,124	17,788	187,639	27,660	352,132
Total	4,739,482	2,780,480	1,862,405	2,361,210	4,745,076	30,551,223	47,039,876
Maturity – December 31, 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	803,031	-	-	-	-	-	803,031
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	-	-	-	3,092	-	10,133	13,225
Financial bills	-	-	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured notes	-	-	5,720	35,773	261,019	11,807,064	12,109,576
Others	-	-	1,031	13,053	32,984	-	47,068
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		September 30, 2023			December 31, 2022
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	122,645	3,275,207	3,397,852	128,710	3,432,466	3,561,176
Debentures (ii) (iii)	Floating rate	1,584,026	1,071,977	2,656,003	106,118	1,922,563	2,028,681
Total		1,706,671	4,347,184	6,053,855	234,828	5,355,029	5,589,857
Current				1,706,671			234,828
Non-current				4,347,184			5,355,029

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A. On September 30, 2023, the total amount is R$ 3,436,471, out of which R$ 3,397,852 is held by entities outside the Group and as such is included in the consolidated financial statement.

(ii)	XP Energia debentures

On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485,511. The Debentures series has a maximum authorized issuance up to R$1,000,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% annually payable. On September 30, 2023, the total amount is R$ 824,592, out of which R$ 513,942 is held by entities outside the Group and as such is included in the consolidated financial statement.

(iii)         XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On September 30, 2023, the total amount is R$ 2,142,061.

14.	Borrowings

	Annual interest rate %	Maturity	September 30, 2023	December 31, 2022

Banco Nacional de México (i)	2.55%	May 2023	-	1,586,052
International Finance Corporation (IFC) (ii)	CDI (*) + 0.74%	April 2023	-	279,828
Banco Nacional de México	Term SOFR(**) + 0.40%	August 2024	1,258,844	-
Banco Daycoval	15.66%	September 2024	978	-
Third parties			1,259,822	1,865,880

Total borrowings			1,259,822	1,865,880

Current			1,259,822	1,865,880
Non-current			-	-

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(*) Brazilian Interbank Offering Rate (CDI).

(**) Secured Overnight Financing Rate (SOFR).

(i) On May 5, 2023, according to the maturity date, the loan agreement was fully settled.

(ii) Loan agreement entered into on March 28, 2018. The principal amount is due on the maturity date and accrued interests payable at every six months. On April 17, 2023, according to the maturity date, the loan agreement was fully settled.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group complied with these covenants throughout the duration of the contracts (Note 29 (ii)).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	September 30, 2023	December 31, 2022
Foreign exchange portfolio	4,239,672	2,145,174
Receivables from IFAs	167,361	172,884
Compulsory and other deposits at central banks	1,721,616	1,119,169
Other financial assets	157,728	131,071
(-) Expected losses on other financial assets (i)	(49,976)	(51,109)
Total	6,236,401	3,517,189

Current	5,271,303	2,791,244
Non-current	965,098	725,945

(i) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	September 30, 2023	December 31, 2022
Foreign exchange portfolio	4,562,194	2,405,429
Structured financing (i)	2,114,191	1,933,522
Credit cards operations	6,442,407	4,987,390
Contingent consideration (ii)	574,026	566,930
Commitments subject to possible redemption (iii)	-	1,049,130
Lease liabilities	226,324	285,638
Others	193,288	326,174
Total	14,112,430	11,554,213
Current	13,595,779	11,014,262
Non-current	516,651	539,951

(i)	Financing for maintenance of financial assets required to perform financial transactions.

(ii)	Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$ 1,105,000 (the minimum amount is zero).

(iii)	Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. On July 27, 2023, the Group ceased to control XPAC Acquisition Corp., see note 2 (d)(b)(i) for more information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

16.	Retirement plans liabilities

As of September 30, 2023, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)(i)).

Changes in the period:

	Nine months period ended September 30,
	2023	2022
As of January 1	45,733,815	31,921,400
Contributions received	2,047,327	1,968,179
Transfer with third party plans	4,637,059	8,529,102
Withdraws	(2,884,406)	(2,627,886)
Other provisions (Constitution/Reversion)	108,899	27,440
Monetary correction and interest income	3,637,014	2,896,120
As of September 30	53,279,708	42,714,355

17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet
	September 30, 2023	December 31, 2022
Tax losses carryforwards	892,195	575,120
Goodwill on business combinations (i)	13,552	6,376
Provisions for IFAs’ commissions	76,793	71,986
Revaluations of financial assets at fair value	(232,081)	(214,456)
Expected credit losses (ii)	252,733	58,208
Profit sharing plan	138,046	269,949
Net gain (loss) on hedge instruments	(35,215)	(11,169)
Share-based compensation	734,170	566,721
Other provisions	108,434	178,104
Total	1,948,627	1,500,839
Deferred tax assets	2,022,609	1,611,882
Deferred tax liabilities	(73,982)	(111,043)

	Net change in the nine months period ended September 30,		Net change in the three months period ended September 30,
	2023	2022	2023	2022

Tax losses carryforwards	317,075	373,146	250,665	164,871
Goodwill on business combinations (i)	7,176	(2,872)	6,640	3,826
Provisions for IFAs’ commissions	4,807	(2,887)	(13,762)	(12,183)
Revaluations of financial assets at fair value	(17,625)	(206,257)	183,680	(173,076)
Expected credit losses (ii)	194,525	8,017	162,866	(3,913)
Profit sharing plan	(131,903)	(132,926)	(111,391)	(119,315)
Net gain (loss) on hedge instruments	(24,046)	(30,098)	71,210	(44)
Share based plan	167,449	183,342	55,233	67,085
Other provisions	(69,670)	(44,205)	(47,511)	(64,411)
Total	447,788	145,260	557,630	(137,162)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i)	For Brazilian tax purposes, goodwill is amortized at least in 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Nine months period ended September 30,
	2023	2022

As of January 1	1,480,442	1,244,135
Foreign exchange variations	(37,718)	(21,289)
Business combination (Note 2(d)(a)(iii))	394,101	-
Charges to statement of income	287,352	319,165
Tax relating to components of other comprehensive income	(175,549)	(152,615)
As of September 30	1,948,628	1,389,396

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 7,704 (December 31, 2022 - R$ 13,001) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

b)	Income tax expense reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine and three-months period ended September 30:

	Nine months period		Three months period
	ended September 30,		ended September 30,
	2023	2022	2023	2022
Income before taxes	2,941,219	2,706,608	1,157,379	982,921
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	1,000,014	920,247	393,508	334,193

Income (loss) from entities not subject to taxation	453	58	21	8
Effects from entities taxed at different rates	30,121	47,484	5,126	46,657
Effects from entities taxed at different taxation regimes (b)	(877,752)	(1,066,638)	(302,998)	(397,565)
Intercompany transactions with different taxation	(62,743)	(18,503)	(23,032)	(6,224)
Tax incentives and related donation programs	(4,018)	-	(1,365)	-
Nondeductible expenses (non-taxable income), net	(43,164)	1,734	(7,472)	(40,614)
Effect from social contribution on net income rate (Law No. 14,183)	-	(4,439)	-	(25)
Others	38,931	28,955	7,002	15,613
Total	81,842	(91,102)	70,790	(47,957)

Current	368,781	228,063	109,161	11,193
Deferred	(286,939)	(319,165)	(38,371)	(59,150)
Total expense / (credit)	81,842	(91,102)	70,790	(47,957)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/ Credit	After tax

Foreign exchange variation of investees located abroad	(12,270)	-	(12,270)
Gains (losses) on net investment hedge	14,281	(6,726)	7,555
Changes in the fair value of financial assets at fair value	384,437	(145,890)	238,547
As of September 30, 2022	386,448	(152,616)	233,832

Foreign exchange variation of investees located abroad	(22,284)	-	(22,284)
Gains (losses) on net investment hedge	26,758	(6,619)	20,139
Changes in the fair value of financial assets at fair value	392,392	(168,930)	223,462
As of September 30, 2023	396,866	(175,549)	221,317

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$ 70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction).

On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire up to 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.

As of September 30, 2023, the Company had R$25 of issued capital which were represented by 435,366,147 Class A common shares and 112,717,094 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of September 30, 2023, the outstanding number of shares reserved under the plans were 16,405,218 restricted stock units (“RSUs”) (December 31, 2022 – 13,684,424) and 1,860,129 performance stock units (“PSUs”) (December 31, 2022 – 2,527,242) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group registered treasury shares in its Equity as a result of the following transactions: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022, amended in November 2022 and ended in March 2023; (iii) the shares purchase agreements with Itaú Unibanco, signed on June and November 2022. Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares (R$ 2,785,504) held by the Company in treasury.

As of September 30, 2023, the Group held 1,056,308 shares in treasury (19,203,135 – December 31, 2022) with an amount of R$ 117,117 (R$ 1,986,762 - December 31, 2022).

(d)        Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the nine months period ended September 30, 2023, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 320 million (R$ 1,577,622). The dividends were settled on September 25, 2023.

Non-controlling shareholders of some XP Inc’s subsidiaries have received dividends in the period ended of September 30, 2023.

(e)        Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

19.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets (Liabilities)		Revenue (Expenses)
			Nine months		Three months period ended September 30,
			period ended September 30,
Relation and transaction	September 30, 2023	December 31, 2022	2023	2022	2023	2022

Shareholders with significant influence (i)	-	(3,562,079)	6,104	(156,942)	-	(53,106)
Securities	-	238,088	17,403	18,294	-	8,394
Securities purchased under agreements to resell	-	-	5,101	8,665	-	1,680
Accounts receivable	-	476	424	519	-	46
Securities sold under repurchase agreements	-	(3,800,643)	(16,824)	(184,420)	-	(63,226)

(i)	These transactions are mainly related to Itaúsa S.A. Group.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	September 30, 2023	December 31, 2022
Civil contingencies	24,944	20,419
Labor contingencies	37,992	7,908
Other provisions (i)	46,659	15,214
Total provision	109,595	43,541

Judicial deposits (ii)	13,317	12,077

(i) In 2005, the Brazilian Central Bank initiated an administrative proceeding in order to investigate an alleged failure by Banco Modal to inform the Brazilian Central Bank about transactions carried out by one of its clients. The administrative proceeding was concluded in 2009 with the imposition of a fine of R$200. On 2010, Modal appealed from such decision to the Ministry of Finance, who decided to increase the fine to R$15,864. On 2010, Modal appealed from the Ministry of Finance’s decision to a Civil Court, who also dismissed the appeal. The updated amount of the fine is R$44,952 (R$ 39,985 as of December 31, 2022).

(ii) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
At the beginning of period	43,541	29,310	78,778	32,385
Business combination (Note 2(d)(a)(iii))	70,910	-	70,910	-
Monetary correction	4,292	3,152	1,830	1,073
Provision accrued	45,542	7,503	11,726	5,032
Provision reversed	(52,048)	(202)	(51,438)	-
Payments	(2,642)	(1,580)	(2,211)	(307)
At the end of period	109,595	38,183	109,595	38,183

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of September 30, 2023, there were 361 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 24,944 (December 31, 2022 - R$ 20,419).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of September 30, 2023, the Company and its subsidiaries are the defendants in 105 cases (December 31, 2022 – 28) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 37,992 (December 31, 2022 - R$ 7,908).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 1,298,356 (December 31, 2022 - R$ 893,745).

Below these claims are summarized by nature:

	September 30, 2023	December 31, 2022
Tax (i) (ii)	645,651	543,463
Civil (iii)	404,388	335,644
Labor (iv)	248,318	14,638
Total	1,298,356	893,745

(i)	Employees Profit Sharing Plans: At the end of years 2015, 2019 and 2021 tax authorities issued assessments against the Group claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 20,571.

b.	Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 53,205.

c.	Tax assessment related to 2017: In addition to the claim related to the employees profit sharing plan tax authorities are also challenging the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Group’s Council. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$115,911.

d.	Tax assessment related to 2018: The Group will appeal against the assessment. The total amount claimed is R$139,211 and the risk of loss for this claim was classified as possible.

e.	In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense and awaits for the judgment of the appeal. The total amount claimed is R$ 135,738. The risk of loss for this claim was classified as possible.

(ii)    Amortization of goodwill: The Group also received three tax assessments in which the tax authorities challenge the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities the respective goodwill was registered in violation of Laws 9,532/97 and 12,973/14, respectively. Currently, the three proceedings are pending judgment by the first instance of RFB. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments related to such goodwill for other periods.

(iii)	The Group is defendant in 1,108 (December 31, 2022 – 688) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(iv)	The Group is defendant in 232 (December 31, 2022 – 28) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Major service lines
Brokerage commission	1,506,965	1,558,443	525,257	498,109
Securities placement	1,292,184	1,270,534	636,694	525,088
Management fees	1,214,837	1,168,686	414,479	361,209
Insurance brokerage fee	126,830	105,891	43,334	35,048
Commission fees	569,812	327,179	205,963	134,974
Other services	374,863	368,117	169,425	149,324
Gross revenue from services rendered	5,085,491	4,798,850	1,995,152	1,703,752
(-) Sales taxes and contributions on services (i)	(434,268)	(423,044)	(172,677)	(145,450)
Net revenue from services rendered	4,651,223	4,375,806	1,822,475	1,558,302

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Nine months period ended September 30,		Three months period ended September 30
	2023	2022	2023	2022
Net income/(loss) from financial instruments at fair value through profit or loss	5,008,430	4,715,330	2,220,100	1,517,816
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	1,323,397	1,185,122	148,627	589,801
Total income from financial instruments	6,331,827	5,900,452	2,368,727	2,107,617
(-) Taxes and contributions on financial income	(168,517)	(105,586)	(59,282)	(45,594)
Net income/(loss) from financial instruments	6,163,310	5,794,866	2,309,445	2,062,023

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Brazil	10,379,863	9,836,021	4,019,307	3,480,424
United States	388,592	327,561	95,104	135,073
Europe	46,078	7,090	17,509	4,828
Revenues	10,814,533	10,170,672	4,131,920	3,620,325

			September 30, 2023	December 31, 2022
Brazil			12,133,313	8,649,964
United States			538,776	488,158
Europe			73,108	49,496
Selected assets (i)			12,745,197	9,187,618

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

22.	Operating costs

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Commission and incentive costs	2,261,797	2,075,839	780,542	713,318
Operating losses	109,598	39,662	20,877	14,919
Other costs	858,858	684,145	320,164	248,683
Clearing house fees	351,763	314,435	134,130	106,930
Third parties’ services	53,719	47,044	21,624	17,615
Credit card cashback	274,113	162,152	91,603	62,252
Other	179,263	160,514	72,807	61,886
Total	3,230,253	2,799,646	1,121,583	976,920

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

23.	Operating expenses by nature

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Selling expenses (a)	110,016	91,141	49,812	32,649
Administrative expenses	3,914,035	4,273,233	1,544,184	1,502,793
Personnel expenses	2,706,430	3,051,211	1,047,685	1,057,337
Compensation	969,871	1,244,477	393,419	382,045
Employee profit-sharing and bonus	1,132,467	1,186,772	428,598	463,673
Executives profit-sharing	99,579	101,000	35,014	41,857
Other personnel expenses (b)	504,513	518,962	190,654	169,762
Other taxes expenses	51,590	51,362	19,606	19,170
Depreciation of property and equipment and right-of-use assets	80,185	83,613	26,650	24,637
Amortization of intangible assets	89,746	76,648	44,602	19,017
Data processing	528,288	485,885	194,777	169,822
Technical services	103,785	133,695	50,032	59,679
Third parties’ services	230,348	281,917	108,589	107,075
Other administrative expenses (c)	123,663	108,902	52,243	46,056
Total	4,024,051	4,364,374	1,593,996	1,535,442

(a) Selling expenses refer to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

24.	Other operating income (expenses), net

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Other operating income	155,626	83,104	38,332	47,621
Revenue from incentives from Tesouro Direto, B3 and others	9,065	43,086	5,744	38,622
Other operating income (a)	146,561	40,018	32,588	8,999

Other operating expenses	(130,547)	(60,775)	(56,625)	(18,364)
Legal proceedings and agreement with customers	(35,055)	(6,989)	(4,317)	(2,547)
Charity	(8,739)	(23,388)	(2,776)	(3,658)
Other operating expenses (b)	(86,753)	(30,398)	(49,532)	(12,159)
Total	25,079	22,329	(18,293)	29,257

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

(i)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the nine months period ended September 30, 2023.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	13,684,424	2,527,242	16,211,666
Granted	4,040,196	42,647	4,082,843
Forfeited	(1,162,415)	(709,760)	(1,872,175)
Vested	(156,987)	-	(156,987)
Outstanding, September 30	16,405,218	1,860,129	18,265,347

For the nine and three month periods ended September 30, 2023, total compensation expense of both plans was, respectively, R$ 393,029 and R$ 184,213 (2022 - R$ 611,962 and R$ 186,311), including R$ 102,302 and R$ 46,709 (2022 - R$ 144,213 and R$ 39,765) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the nine and three months period ended September 30:

	Nine months period ended September 30,		Three months period ended September 30,
	2023	2022	2023	2022
Net income attributable to owners of the parent	2,856,525	2,796,101	1,086,152	1,030,746
Basic weighted average number of outstanding shares (i)(iii)	536,996	557,863	546,560	555,705
Basic earnings per share – R$	5.3195	5.0122	1.9873	1.8548
Effect of dilution
Share-based plan (ii) (iii)	3,881	17,867	1,086,152	17,660
Diluted weighted average number of outstanding shares (iii)	540,877	575,730	553,599	573,365
Diluted earnings per share – R$	5.2813	4.8566	1.9620	1.7977

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward – at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options – option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	September 30, 2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,707,210	8,331,484	-	101,038,694	101,038,694
Derivative financial instruments	616,504	19,198,504	-	19,815,008	19,815,008
Investments in associates measured at fair value	-	-	1,478,728	1,478,728	1,478,728
Fair value through other comprehensive income
Securities	38,486,172	-	-	38,486,172	38,486,172
Evaluated at amortized cost
Securities	3,861,937	2,455,683	-	6,317,620	6,174,973
Securities purchased under agreements to resell	-	12,178,380	-	12,178,380	12,251,986
Securities trading and intermediation	-	3,569,085	-	3,569,085	3,569,085
Accounts receivable	-	620,008	-	620,008	620,008

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Loan operations	-	27,270,090	-	27,270,090	26,645,487
Other financial assets	-	6,236,401	-	6,236,401	6,236,401
Financial liabilities
Fair value through profit or loss
Securities	13,820,753	521,729	-	14,342,482	14,342,482
Derivative financial instruments	44,159	18,501,436	-	18,545,595	18,545,595
Evaluated at amortized cost
Securities sold under repurchase agreements	-	39,564,461	-	39,564,461	39,517,091
Securities trading and intermediation	-	17,062,044	-	17,062,044	17,062,044
Financing instruments payable	-	53,566,020	-	53,566,020	53,093,731
Borrowings	-	1,259,682	-	1,259,682	1,259,822
Accounts payables	-	603,789	-	603,789	603,789
Other financial liabilities	-	13,538,404	574,026	14,112,430	14,112,430

	December 31, 2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	-	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	-	9,217,155	9,217,155
Investments in associates measured at fair value	-	-	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	-	-	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	-	9,275,026	9,272,103
Securities purchased under agreements to resell	-	7,172,777	-	7,172,777	7,603,820
Securities trading and intermediation	-	3,271,000	-	3,271,000	3,271,000
Accounts receivable	-	597,887	-	597,887	597,887
Loan operations	-	20,874,930	-	20,874,930	22,211,161
Other financial assets	-	3,517,189	-	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities loaned	13,048,246	481,019	-	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	-	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,370,050	-	31,370,050	31,790,091
Securities trading and intermediation	-	16,062,697	-	16,062,697	16,062,697
Financing instruments payable	-	43,669,798	-	43,669,798	43,683,629
Borrowings	-	1,814,714	-	1,814,714	1,865,880
Accounts payables	-	617,394	-	617,394	617,394
Other financial liabilities	-	10,987,283	566,930	11,554,213	11,554,213

As of September 30, 2023, and December 31, 2022, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 11.13% p.a. change in the discount rate by 100 bps would increase/decrease the fair value by R$ 5,594. The change in the fair value in the contingent consideration between the acquisition date and September 30, 2023, was not material.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 14,784.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of September 30, 2023, the Group had no transfers between Level 2 and Level 3.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				September 30, 2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(695)	(44,417)	(72,455)
Exchange coupons	Foreign currencies coupon rate	(175)	(63,238)	(127,887)
Foreign currencies	Exchange rates	(6,547)	112,377	350,409
Price indexes	Inflation coupon rates	(149)	(23,349)	(41,891)
Shares	Shares prices	(4,719)	18,892	(418,917)
Seed Money (i)	Seed Money	(2,981)	(74,512)	(149,022)
		(15,266)	(74,247)	(459,763)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

				December 31, 2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed Money (i)	Seed Money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

29.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of September 30, 2023, and December 31, 2022, were as follows:

	September 30, 2023	December 31, 2022
Group debt (Note 30)	7,977,841	8,175,437
Structured financing (Note 15 (b))	2,114,191	1,933,522
Total debt	10,092,032	10,108,959
Cash	(3,821,699)	(3,553,126)
Securities purchased under resale agreements (Note 3 (a))	(1,719,000)	(646,478)
Bank deposit certificates (Note 4 (a)(ii))	(207,813)	(252,877)
Other deposits at Central Bank (Note 15 (a))	(940,999)	(514,999)
Net debt	3,402,521	5,141,479

Total Equity attributable to owners of the Parent company	20,013,943	17,035,735
Total capital	23,416,464	22,177,214
Gearing ratio %	14.53%	23.18%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On September 30, 2023, the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 14), the Group was required to comply with certain performance conditions, such as profitability and efficiency indexes.

On September 30, 2023, there are no contracts under financial covenants (December 31, 2022 – R$ 279,828). The Group complied with these covenants throughout the duration of the contracts.

30.	Cash flow information

a.	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	-	31,086	1,890,500	-	1,921,586
Payments/repurchase	(2,061)	(73,921)	(175,999)	-	(251,981)
Revaluation	-	(89)	-	-	(89)
Net foreign exchange differences	(49,607)	(3,052)	-	(147,043)	(199,702)
Interest accrued	48,663	16,717	117,530	93,790	276,700
Interest paid	(24,924)	-	(20,463)	(63,839)	(109,226)
Total debt as of September 30, 2022	1,900,853	289,296	2,517,543	4,011,214	8,718,906

Total debt as of January 1, 2023	1,865,880	285,637	2,596,519	3,911,383	8,659,419
Acquisitions / Issuance	1,251,850	2,909	373,481	-	1,628,240
Business combination (Note 2(d)(a)(iii))	978	19,802	-	-	20,780
Payments/repurchase	(1,812,135)	(95,813)	-	(38,619)	(1,946,567)
Revaluation	-	-	-	-	-
Net foreign exchange differences	(74,653)	(4,123)	-	(188,096)	(266,872)
Interest accrued	27,902	17,912	296,681	101,441	443,936
Interest paid	-	-	(21,295)	(58,734)	(80,029)
Total debt as of September 30, 2023	1,259,822	226,324	3,245,386	3,727,375	8,458,907

(i)	Debt securities includes Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ 133,509 (R$ 86,819 - 2022) and (ii) Bonds - R$ 329,523 (R$ 350,207 - 2022).

b.	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes include the business combination with Banco Modal through an equity exchange transaction – R$ 2,097,326 (see Note 2(d)(a)(iii)).

31.	Subsequent Events

On November 13, 2023, the Board of Directors approved the distribution of dividends in the amount equivalent to US$ 0.73 per share. The dividends will be paid on December 22, 2023.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2023 In thousands of Brazilian Reais, unless otherwise stated